                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No.1)

                           ARGUSS COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))


                             TROY ACQUISITION CORP.
                             DYCOM INDUSTRIES, INC.
                                    (Offeror)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     Common Stock, Par Value $.01 Per Share
           Including the Associated Right to Purchase Preferred Stock
                         (Title of Class of Securities)

                                    040282105
                      (CUSIP Number of Class of Securities)

                              MARC R. TILLER, ESQ.
                             DYCOM INDUSTRIES, INC.
                          4440 PGA BOULEVARD, SUITE 500
                        PALM BEACH GARDENS, FLORIDA 33410
                                 (561) 627-7171
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:
                              STEPHEN M. BESEN, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

   [X]  third-party tender offer subject to Rule 14d-1.
   [ ]  issuer tender offer subject to Rule 13e-4.
   [ ]  going-private transaction subject to Rule 13e-3.
   [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed by Dycom Industries, Inc., a
Florida corporation ("Dycom"), and Troy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Dycom ("Purchaser") on January 23, 2002. This Schedule TO relating to the offer by Dycom, through its wholly owned subsidiary, Purchaser, to exchange for each outstanding share of common stock, par value $.01 per share (together with the associated right to purchase preferred stock, the "Shares"), of Arguss Communications, Inc., a Delaware corporation ("Arguss"), 0.3333 shares of Dycom Industries, Inc. common stock, par value $0.33-1/3 per share (together with the associated right to purchase preferred shares, the "Dycom Shares"), upon the terms and subject to the conditions set forth in the Prospectus dated January 23, 2002, as amended on February 5, 2002 (the "Prospectus") and in the related Letter of Transmittal which are Exhibits (a)(1) and (a)(2) to the Schedule TO.

      The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference in response to Items 2 - 11 of this Schedule TO.

ITEM 11.    ADDITIONAL INFORMATION

            Item 11 is hereby amended and supplemented as follows:

     Dycom amended the Prospectus referred to in Exhibit (a)(1) hereto and issued a press release contained in Exhibit (a)(10) hereto. The information included in the press release is incorporated herein by reference. In addition, opinions of tax counsel with respect to the tax consequences of the offer and the merger have been issued and are contained in Exhibits (h)(1) and (h)(2) hereto.

ITEM 12.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Prospectus dated February 5, 2002 (incorporated herein by reference to Dycom's Registration Statement on Form S-4, as amended on February 5, 2002).

(a)(10) Press release issued by Dycom on January 29, 2002 (filed under Rule 425 under the Securities Act of 1933, as amended, by Dycom on January 29, 2002).

(h)(1) Opinion of Shearman & Sterling regarding United States federal income tax aspects of the offer and the merger (incorporated herein by reference to Exhibit 8.1 to Dycom's Registration Statement on Form S-4, as amended on February 5, 2002).

(h)(2) Opinion of Gibson, Dunn & Crutcher LLP regarding United States federal income tax consequences of the offer and the merger (incorporated herein by reference to Exhibit 8.2 to Dycom's Registration Statement on Form S-4, as amended on February 5, 2002).

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2002

                                            TROY ACQUISITION CORP.


                                            By: /s/ Steven E. Nielsen
                                                --------------------------------
                                                Name:    Steven E. Nielsen
                                                Title:   President and Chief
                                                         Executive Officer



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
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2002

                                            DYCOM INDUSTRIES, INC.


                                            By: /s/ Steven E. Nielsen
                                                --------------------------------
                                                Name:    Steven E. Nielsen
                                                Title:   President and Chief
                                                         Executive Officer


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
                                  EXHIBIT INDEX


EXHIBIT
NO.

(a)(1) Prospectus dated February 5, 2002 (incorporated herein by reference to Dycom's Registration Statement on Form S-4, as amended on February 5, 2002).

(a)(10) Press release issued by Dycom on January 29, 2002 (filed under Rule 425 under the Securities Act of 1933, as amended, by Dycom on January 29, 2002).

(h)(1) Opinion of Shearman & Sterling regarding United States federal income tax aspects of the offer and the merger (incorporated herein by reference to Exhibit 8.1 to Dycom's Registration Statement on Form S-4, as amended on February 5, 2002).

(h)(2) Opinion of Gibson, Dunn & Crutcher LLP regarding United States federal income tax consequences of the offer and the merger (incorporated herein by reference to Exhibit 8.2 to Dycom's Registration Statement on Form S-4, as amended on February 5, 2002).


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